

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Ahmed Guled
President
Sirrus Corp.
Nyeri Motor Services Building
Moi Nyayo Way
Nyeri, Kenya

> **Re: Sirrus Corp.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2014**
> **File No. 333-199818**

Dear Mr. Guled:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. You state on page 5 that your products and services are in the startup stage and that you have no operations, sales or revenues. As such, please revise the disclosure throughout your filing to remove any implication that you currently have sales, operations or customers, or provide clarifying support for these statements as appropriate. For example, please revise your disclosure:

    • On page 18 that substantially all of your purchases and sales are "currently" generated in U.S. dollars;

- On page 22 and elsewhere that "Our customers associate certain characteristics of our products including the weight, feel, draw, unique flavor, packaging and other attributes of our products to the brands we market, distribute and sell;"
- On page 27, the reference to "our vendors;"
- On page 40 that your "value pricing" allows "our retailers" to enjoy the highest landed margins in the industry with "attractive pricing for consumers;"
- On page 40 that you believe you have "differentiated ourselves from competitors" through your distinct supply chain, which has allowed you to "sustain our low-cost position;"
- On page 40 that your "low-cost position" allows you to "offer an attractive price proposition to our retail and distribution customers;" and
- On page 49 that you "do and will continue to outsource contract employment as needed."

2. In multiple places in the document, you refer to "our product." Given that you currently have no operations and have assets consisting of only cash and cash equivalents, please clarify what you mean by "our product." For example, discuss in the Prospectus Summary section how you obtain your product, i.e. whether you manufacture the product or purchase them from third party manufacturers. If the latter, describe the parties with whom you have agreements to purchase the product, including the parties' size, manufacturing capabilities and other relevant attributes such as quality control and brand recognition. Please also disclose whether you currently have any products in your inventory.

   As another example, you state on pages 22 and elsewhere that your product has "certain characteristics" with which your customers associate. Please clarify in the Prospectus Summary whether you in fact currently have specific products that have specific characteristic, and if so describe these.

3. We note your disclosure that you "estimate that the sale of 100% of the shares offered herein would allow us to implement our business plan and provide sufficient proof of concept to expand our operations." Please disclose what your business plan and expanding your operations would entail.

4. We note your statement that "Our plan of operations is based on the net proceeds from this offer." Please disclose that even if you complete 100% of your offering and raise gross proceeds of $90,000, you still anticipate requiring an additional $180,000 to fund your anticipated operations for the next twelve months and that you have not developed a plan for obtaining this additional capital yet. Briefly discuss in this Prospectus Summary the components of your Plan of Operations.

5. Please disclose your estimate of how long you would be able to maintain operations if you sold 100%, 75%, 50% and 25% of the shares offered herein. Please also provide an estimate of the amount of money needed to accomplish the goals set out in your plan of

operation here in the summary and in your management's discussion and analysis section. Please also disclose your net losses to date.

6. Please expand to disclose in this section that your sole officer and director is 74 years old, has no experience in the e-cigarette or tobacco business, and currently devotes approximately 15 hours per week to your business affairs. Please also disclose here that you do not have any full or part-time employees.

Risk Factors, page 11

7. Please include a risk factor describing the risks, if applicable, that the recent development of electronic cigarettes has not allowed the medical profession to study the long-term effects of electronic cigarette use.

8. In several of your risk factors, you discuss U.S. regulatory agencies and U.S. regulations, such as the FDA and the Prevent All Cigarette Trafficking Act. Given that you intend to conduct your business in Africa, please clarify how U.S. regulations would apply to you. For example, if you would be able to sell your products in the U.S. through your website, please clarify this in your disclosure.

Risks Related to the Company's Market and Strategy, page 21

We currently do not have any customers and we cannot guarantee we will obtain any, page 23

9. Please explain the reference to establishing "a client base for our infrastructure project services."

Description of Business, page 34

Business Development, page 34

10. Please provide us the sources for the statistics cited here. For instance, your statement that "Cigarette consumption in Western Europe dropped by 26% between 1990 and 2009 but increased in the Middle East and Africa by 57% during the same period" does not appear to be supported by any source.

Our Product Line, page 35

11. Please tell us whether the graphics depicted on pages 35 and 36 represent actual images of your products. Please note that it is generally inappropriate to include pictures of products that are not manufactured by your company, or that are in the development stage and have not received all necessary regulatory approvals for sale. Please also provide descriptions accompanying these pictures.

Manufacturing, page 41

12. We note your disclosure that both of your supplier agreements require you to purchase "not less than 100 of the aforesaid devices during the first three months from our manufacturer, of which exclusivity will become effective after the delivery of the initial sample order which we should place to the manufacturer in the first month, and the sample order should be no less than 100 devices." Please disclose what you mean by "the first month," and provide an estimate of the costs associated with fulfilling these requirements.

Legal Proceedings, page 48

13. Please remove the knowledge in your discussion of legal proceedings. Please also remove the qualifier "To the best of our knowledge" in regard to your sole director and executive officer's involvement in certain legal proceedings on page 52.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Via E-mail
        Gregg Jaclin, Esq.
        Szaferman, Lakind, Blumstein, & Blader, P.C.